SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), AND (d) AND AMMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 3)

SIERRA WIRELESS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

826516 10 6

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 826516 10 6			Page 2 of 10 Pages

1.	Name of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only): The Bank of Nova Scotia

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 99,980

		6.	Shared Voting Power: 185,838

		7.	Sole Dispositive Power: 99,980

		8.	Shared Dispositive Power: 185,838

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 285,818 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 1.16%

12.	Type of Reporting Person: CO

13G
CUSIP No. 826516 10 6			Page 3 of 10 Pages

1.	Name of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only): Scotia Merchant Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 160,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 160,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,000 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0.65%

12.	Type of Reporting Person: CO

13G
CUSIP No. 826516 10 6			Page 4 of 10 Pages

1.	Name of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only): Scotia Capital Inc.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 25,838

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 25,838

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,838 at December 31, 2003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0.10%

12.	Type of Reporting Person (See Instructions): CO

Item 1(a)	Name of Issuer

Sierra Wireless, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

Sierra Wireless, Inc. 13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4

Item 2(a)	Name of Persons Filing

The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc. (“SCI”), a wholly-owned subsidiary of Scotiabank and Scotia Merchant Capital Corporation (“SMC”), an indirect wholly-owned subsidiary of Scotiabank.

Of the 285,818 common shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

(i)	99,980 are owned by Scotiabank directly;

(ii)	160,000 are owned by SMC. Scotiabank has authority over the voting and disposition decisions relating to these shares; and

(iii)	25,838 are owned by SCI. Scotiabank has authority over the voting and disposition decisions relating to these shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence
	Scotiabank:	The Bank of Nova Scotia
Attention: Group Compliance
44 King Street West
Toronto, Ontario, Canada M5H 1H1

	SMC:	Scotia Merchant Capital Corporation
40 King Street W., 38th Floor,
Toronto, Ontario, Canada M5H 1H1

	SCI:	Scotia Capital Inc.
Attention: Institutional Equity Sales & Trading
40 King Street West, 65th Floor
Toronto, Ontario, Canada M5H 1H1

Item 2(c).	Citizenship

	Scotiabank:	Organized under the laws of Canada.
	SMC:	Organized under the laws of Canada.
	SCI:	Organized under the laws of the Province of Ontario, Canada

Item 2(d)	Title of Class of Securities

Common Shares

Item 2(e)	CUSIP Number

826516 10 6

Item 3.	Filing Category

Not applicable

Item 4(a).	Amount Beneficially Owned

	Scotiabank:	99,980

	SMC:	160,000

	SCI:	25,838

Item 4(b).	Percent of Class

	Scotiabank:	0.41%

	SMC:	0.65%

	SCI:	0.10%

Item 4(c).	Number of shares as to which the Reporting Person has:

	(i) sole power to vote or direct the vote:

	Scotiabank:	99,980

	SMC:	0

	SCI:	0

	(ii) shared power to vote or direct the vote:

	Scotiabank:	185,838

	SMC:	160,000

	SCI:	25,838

	(iii) sole power to dispose or to direct the disposition:

	Scotiabank:	99,980

	SMC:	0

	SCI:	0

	(iv) shared power to dispose or to direct the disposition:

	Scotiabank:	185,838

	SMC:	160,000

	SCI:	25,838

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith

Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA MERCHANT CAPITAL CORPORATION

By:	/s/ Andrew Brenton

Name:	Andrew Brenton
Title:	Managing Partner

SCOTIA CAPITAL INC.

By:	/s/ James Mountain

Name:	James Mountain
Title:	Managing Director

EXHIBIT A

FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA, SCOTIA CAPITAL INC. AND
SCOTIA MERCHANT CAPITAL CORPORATION

     The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of Sierra Wireless, Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(d) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: February 5, 2004

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith

Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA MERCHANT CAPITAL CORPORATION

By:	/s/ Andrew Brenton

Name:	Andrew Brenton
Title:	Managing Partner

SCOTIA CAPITAL INC.

By:	/s/ James Mountain

Name:	James Mountain
Title:	Managing Director